

13001156

PE 1/22/2013

NOACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 07 2013

Washington, DC 20549

March 7, 2013

Angeline C. Straka
CBS Corporation
angeline.straka@cbs.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-07-2013

Re: CBS Corporation
Incoming letter dated January 22, 2013

Dear Ms. Straka:

This is in response to your letter dated January 22, 2013 concerning the shareholder proposal submitted to CBS by Robert Krinsky. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Mike Lapham
Responsible Wealth
mlapham@responsiblewealth.org

March 7, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CBS Corporation
Incoming letter dated January 22, 2013

The proposal relates to political contributions.

There appears to be some basis for your view that CBS may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to CBS's request for documentary support indicating that he satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if CBS omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ANGELINE C. STRAKA
SENIOR VICE PRESIDENT
DEPUTY GENERAL COUNSEL AND SECRETARY



CBS CORPORATION
51 WEST 52 STREET
NEW YORK, NEW YORK 10019-6188
(212) 975-5889
FAX: (212) 597-4063
angeline.straka@cbs.com

VIA EMAIL (shareholderproposals@sec.gov)

January 22, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: CBS Corporation - Shareholder Proposal Submitted by Robert Krinsky

Ladies and Gentlemen:

On behalf of CBS Corporation, a Delaware corporation (the "Company"), we are filing this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the shareholder proposal described below from the Company's proxy statement and form of proxy (together, the "2013 Proxy Materials") to be distributed to the Company's stockholders in connection with its 2013 annual meeting of stockholders (the "2013 Annual Meeting"), which is currently scheduled to occur on May 23, 2013. The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the proposal described below from the 2013 Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from Robert Krinsky (the "Proponent") to the Commission via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing the Proponent of the Company's intention to exclude the Proposal from the 2013 Proxy Materials.

The Company intends to file its definitive 2013 Proxy Materials for the 2013 Annual Meeting with the Commission on or about April 12, 2013. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

THE PROPOSAL

The Company received a shareholder proposal (the "Proposal") on December 14, 2012, via email, from the Proponent with respect to the 2013 Proxy Materials relating to the Company's 2013 Annual Meeting. A copy of the Proposal is attached hereto as Exhibit A.

The Proponent's submission was deficient in that it did not provide the requisite proof of the Proponent's eligibility to submit a proposal for inclusion in the 2013 Proxy Materials under Rule 14a-8(b). After confirming that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1), the Company sent to the Proponent a letter dated December 21, 2012, which was delivered on December 22, 2012, via overnight delivery, notifying the Proponent of the deficiency and requesting that the Proponent provide the requisite evidence of his continuous ownership of at least $2,000 in market value of CBS Class A common stock for the one-year period prior to the date on which the Proposal was submitted (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. The Deficiency Notice also advised that the Proponent's response had to be provided to the Company within 14 days of the Proponent's receipt of such letter. The Company received confirmation of the delivery of the Deficiency Notice to the Proponent at 1:38 p.m. on December 22, 2012, which confirmation is attached hereto as Exhibit C. The Company has received no further correspondence from the Proponent.

A copy of this letter, including the attached exhibits, is also being delivered to the Proponent.

ANALYSIS

The Proposal May be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal.

The Company may exclude the Proposal from the 2013 Proxy Materials because the Proponent failed to provide the requisite proof of eligibility to submit the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1). Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal" and must continue to hold those securities through the date of the meeting. Rule 14a-8(b)(2) further provides that if the shareholder is not a registered holder, then, at the time the shareholder submits his or her proposal, the shareholder "must prove [his or her] eligibility to the company" in one of the two prescribed ways in the rule. Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

The Proponent's submission delivered to the Company via email on December 14, 2012 did not include any documentary evidence to demonstrate that he had continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the

Proposal (*i.e.*, the Company's Class A Common Stock) at the 2013 Annual Meeting for at least one year by the date on which the Proposal was submitted.

After confirming that the Proponent was not a shareholder of record, the Company sought verification of the requisite share ownership from the Proponent by sending the Deficiency Notice to the Proponent on December 21, 2012, which was within 14 calendar days of the Company's receipt of the Proposal on December 14, 2012. In the Deficiency Notice, attached hereto as Exhibit B, the Company informed the Proponent of the eligibility requirements of Rule 14a-8, the deficiency in the Proponent's submission in this regard and the means by which he could remedy the deficiency. The Deficiency Notice also advised that the Proponent's response had to be provided to the Company within 14 days of the Proponent's receipt of such letter. The Company received confirmation that the Deficiency Notice had been delivered at 1:38 p.m. on December 22, 2012, which confirmation is attached hereto as Exhibit C. As of the date of this letter, the Company has not received a response to the Deficiency Notice from the Proponent.

The Staff has consistently permitted companies to omit shareholder proposals pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) when no proof of proper ownership is submitted by a proponent. *See, e.g., Ball Corporation* (avail. Dec. 17, 2012) (concurring with the exclusion of a proposal where the proponent failed to respond to a request for documentary support indicating that the proponent had satisfied the minimum ownership requirement under Rule 14a-8(b)); *Amazon.com, Inc.* (avail. Mar. 29, 2011) (same); *General Motors Corp.* (avail. Feb. 19, 2008) (same). As in *Ball Corporation, Amazon.com* and *General Motors*, the Proponent failed to provide any documentary evidence of ownership of the Company's Class A shares, either with his original Proposal submission or in response to the Company's timely Deficiency Notice, and has therefore not demonstrated eligibility under Rule 14a-8 to submit the Proposal. Accordingly, we ask that the Staff concur that the Company may exclude the proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

Conclusion

Based on the foregoing, the Company believes that the Proposal may be omitted from the Company's 2013 Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f)(1). Accordingly, we respectfully request that the Staff indicate that it will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2013 Proxy Materials.

If you have any questions regarding this request or require any additional information, please do not hesitate to contact the undersigned at (212) 975-5889. Thank you for your consideration.

Very truly yours,



cc: Robert Krinsky (Proponent)
Louis J. Briskman (CBS Corporation)
Executive Vice President and General Counsel
Kimberly D. Pittman (CBS Corporation)
Vice President, Senior Counsel

EXHIBIT A

Robert Krinsky

*** FISMA & OMB Memorandum M-07-16 ***

December 14, 2012

By email to: angeline.straka@cbs.com
cc: Barbara.murphy@cbs.com

Angeline Straka
Senior Vice President, General Counsel and Secretary
CBS Corporation
51 West 52nd Street
New York, NY 10019

Dear Ms. Straka:

I, Robert D. Krinsky, holder of 500 shares of stock in CBS Corporation (the "Company"), hereby submit the attached resolution for consideration at the upcoming 2013 annual meeting.

The resolution requests that the Company prepare a report, updated semiannually, available to shareholders and distributed to the board of directors or relevant board committee, on the Company's policies and procedures for political contributions or expenditures made with corporate funds. This report should also include an extensive itemization of such contributions identifying any monetary or non-monetary contributions the Company makes to a political candidate (both in support of and in opposition to) or to influence the general public with respect to an election or referendum. The report should also include the names of candidates and the amount paid to each, and the title of the people in the Company who participated in the decision-making process.

The attached proposal is submitted for inclusion in the 2013 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. I am the beneficial owner of these shares as defined in Rule 13d-3 of the Act. I intend to maintain ownership of the required number of shares through the date of the next stockholder's annual meeting. I have been a shareholder for more than one year and have held over $2,000 of stock. I, or other representative(s), will attend the shareholders' meeting to move the resolution as required by the SEC Rules.

Please direct any phone inquiries regarding this resolution and send copies of any correspondence to Mike Lapham, Responsible Wealth Project Director, c/o United for a Fair Economy, 1 Milk Street, 5th Floor, Boston, MA, 02109; 617-423-2148 x112; mlapham@responsiblewealth.org.

I look forward to further discussion of this issue.

Sincerely,



Resolved, that the shareholders of **CBS Corporation** ("CBS" or "Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:

   a. The identity of the recipient as well as the amount paid to each; and

   b. The title(s) of the person(s) in the Company responsible decision-making.

The report shall be presented to the board of directors or relevant board committee and posted on the Company's website.

Stockholder Supporting Statement

Long-term shareholders of CBS support transparency and accountability in corporate spending on political activities. These activities include direct and indirect political contributions to candidates, parties, or organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Gaps in transparency and accountability may expose the company to risks that could threaten long-term shareholder value. The Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said, "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages."

CBS contributed at least $81,000 in corporate funds since the 2002 election cycle. (CQ: http://moneyline.cq.com, National Institute on Money in State Politics: http://www.followthemoney.org, and New York State Board of Elections: http://www.elections.ny.gov/)

However, relying on publicly available data does not provide a complete picture of the Company's political spending. For example, the Company's payments to trade associations or the so-called "social welfare organizations" – organized under the 501(c)4 section of the I.R.S. tax codes – used for political activities are undisclosed and unknown. At many companies, management does not know how third-party groups use corporate money politically.

As evidence of this, the *2012 CPA-Zicklin Index of Corporate Political Accountability and Disclosure* ranked CBS near the bottom of the top 200 of the S&P 500 companies for political disclosure – with a score of eight out of 100 points. This proposal asks CBS to disclose all of its political expenditures, including payments to trade associations and other tax-exempt organizations. This would bring our Company in line with a growing number of leading companies, including Exelon, Merck and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.

EXHIBIT B


CBS
CORPORATION

KIMBERLY D. PITTMAN
VICE PRESIDENT, SENIOR COUNSEL
CORPORATE AND SECURITIES

CBS CORPORATION
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019-6188

(212) 975-5896
FAX: (212) 597-4063
kim.pittman@cbs.com

December 21, 2012

Robert Krinsky

*** FISMA & OMB Memorandum M-07-16 ***

Re: Stockholder Proposal

Dear Mr. Krinsky:

We have received your stockholder proposal submitted under SEC Rule 14a-8.

Rule 14a-8 provides that a stockholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities ***entitled to be voted*** on the proposal at the meeting, for at least one year by the date the holder submits a proposal. I have enclosed a copy of the relevant portion of Rule 14a-8 for your reference. We have not received proper evidence of such ownership to date.

I am writing to request that you provide, within 14 days of receiving this letter, evidence of your continuous ownership of at least $2,000 in market value of CBS Class A common stock for the one-year period prior to the date on which the proposal was submitted, in order for you to be eligible to present a shareholder proposal under Rule 14a-8.

Proper evidence of ownership is described in the enclosed excerpt from Rule 14a-8. Please direct the evidence of ownership to my attention. If you do not have the required holdings of CBS Class A common stock, then the proposal is not eligible to be presented at the CBS Corporation annual meeting of stockholders by you, and we respectfully request that you withdraw the proposal.

We appreciate your interest in CBS.

Kimberly D. Pittman

cc: Louis J. Briskman
Angeline C. Straka

Mike Lapham, Responsible Wealth Project Director

Encl.
772204

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

   i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

   ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

      A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

      B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

      C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.